Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $339,000 Autocallable Contingent Coupon ETF-Linked Notes due 2026 guaranteed by The Goldman Sachs Group, Inc.

If the closing level of either the SPDR® S&P® Metals & Mining ETF or the VanEck Vectors® Gold Miners ETF (each, an ETF) on any observation date is less than 70% of its initial level, you will not receive a coupon on the applicable payment date. The amount that you will be paid on your notes is based on the performances of the ETFs. The notes will mature on the stated maturity date (August 4, 2026), unless automatically called on any observation date commencing in July 2022 to and including April 2026. Your notes will be automatically called if the closing level of each ETF on any such observation date is greater than or equal to its initial level ($43.37 with respect to the SPDR® S&P® Metals & Mining ETF and $34.19 with respect to the VanEck Vectors® Gold Miners ETF). If your notes are automatically called, you will receive a payment on the next payment date (the fifth business day after the relevant observation date) equal to the face amount of your notes plus a coupon (as described below).

The return on your notes is linked to the performance of the SPDR® S&P® Metals & Mining ETF and the VanEck Vectors® Gold Miners ETF, and not to that of the S&P Metals & Mining Select Industry Index or the NYSE® Arca Gold Miners Index® (each, an index) on which the respective ETFs are based. The SPDR® S&P® Metals & Mining ETF follows a strategy of “representative sampling”, which means the SPDR® S&P® Metals & Mining ETF’s holdings are not the same as those of its index. The performance of any ETF may significantly diverge from that of its index.

Observation dates are the 28th day of each January, April, July and October, commencing in October 2021 and ending in July 2026. If on any observation date the closing level of each ETF is greater than or equal to 70% of its initial level, you will receive on the applicable payment date a coupon for each $1,000 face amount of your notes equal to $15 (1.5% quarterly, or the potential for up to 6% per annum).

The amount that you will be paid on your notes at maturity, if they have not been automatically called, in addition to the final coupon, if any, is based on the performance of the ETF with the lowest ETF return. The ETF return for each ETF is the percentage increase or decrease in the closing level of such ETF on the final observation date (July 28, 2026) from its initial level.

At maturity, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

●	if the ETF return of each ETF is greater than or equal to -30% (the final level of each ETF is greater than or equal to 70% of its initial level), $1,000 plus a coupon calculated as described above;
●

if the ETF return of each ETF is greater than or equal to -40% (the final level of each ETF is greater than or equal to 60% of its initial level) but the ETF return of any ETF is less than -30% (the final level of any ETF is less than 70% of its initial level), $1,000; You will not receive a coupon; or

●

if the ETF return of any ETF is less than -40% (the final level of any ETF is less than 60% of its initial level), the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing ETF return times (b) $1,000. You will receive less than 60% of the face amount of your notes and no coupon.

If the ETF return for any ETF is less than -40%, the percentage of the face amount of your notes you will receive will be based on the performance of the ETF with the lowest ETF return. In such event, you will receive less than 60% of the face amount of your notes and no coupon.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-14.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $894 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	July 30, 2021	Original issue price:	100% of the face amount
Underwriting discount:	3.5% of the face amount	Net proceeds to the issuer:	96.5% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 3,260 dated July 28, 2021.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $894 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $71 per $1,000 face amount).

Prior to October 28, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through October 27, 2021). On and after October 28, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•General terms supplement no. 2,913 dated June 17, 2021

•Prospectus supplement dated March 22, 2021

•Prospectus dated March 22, 2021

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

Terms AND CONDITIONS

CUSIP / ISIN: 40057HXH8 / US40057HXH82

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underliers (each individually, an underlier): the SPDR® S&P® Metals & Mining ETF (current Bloomberg symbol: “XME UP Equity”), or any successor underlier, and the VanEck Vectors® Gold Miners ETF (current Bloomberg symbol: “GDX UP Equity”), or any successor underlier, as each may be modified, replaced or adjusted from time to time as provided herein

Underlying index: with respect to the SPDR® S&P® Metals & Mining ETF , the S&P Metals & Mining Select Industry Index and with respect to the VanEck Vectors® Gold Miners ETF, the NYSE® Arca Gold Miners Index®

Face amount: $339,000 in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount:  Subject to redemption by the company as provided under “— Company’s redemption right (automatic call feature)” below, on the stated maturity date, in addition to the final coupon, if any, the company will pay, for each $1,000 of the outstanding face amount, an amount, if any, in cash equal to the cash settlement amount.

Cash settlement amount:

•	if the final underlier level of each underlier is greater than or equal to its trigger buffer level, $1,000; or
•	if the final underlier level of any underlier is less than its trigger buffer level, the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing underlier return times (b) $1,000

Company’s redemption right (automatic call feature): if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay, in addition to the coupon then due, an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000

Redemption event: a redemption event will occur if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level

Initial underlier level: $43.37 with respect to the SPDR® S&P® Metals & Mining ETF and $34.19 with respect to the VanEck Vectors® Gold Miners ETF

Final underlier level: with respect to an underlier, the closing level of such underlier on the determination date, subject to adjustment as provided in “— Consequences of a market disruption event or non-trading day” and “— Discontinuance or modification of an underlier” below

Underlier return: with respect to an underlier, the quotient of (i) its final underlier level minus its initial underlier level divided by (ii) its initial underlier level, expressed as a percentage

Lesser performing underlier return: the underlier return of the lesser performing underlier

Lesser performing underlier: the underlier with the lowest underlier return

Trigger buffer level: for each underlier, 60% of its initial underlier level

Coupon: subject to the company’s redemption right, on each coupon payment date, for each $1,000 of the outstanding face amount, the company will pay an amount in cash equal to:

●	if the closing level of each underlier on the related coupon observation date is greater than or equal to its coupon trigger level, $15 (1.5% quarterly, or the potential for up to 6% per annum); or
●	if the closing level of any underlier on the related coupon observation date is less than its coupon trigger level, $0

The coupon paid on any coupon payment date will be paid to the person in whose name this note is registered as of the close of business on the regular record date for such coupon payment date. If the coupon is due at maturity but on a day that is not a coupon payment date, the coupon will be paid to the person entitled to receive the principal of this note.

Coupon trigger level: for each underlier, 70% of its initial underlier level

Trade date: July 28, 2021

Original issue date: July 30, 2021

Determination date: July 28, 2026, unless the calculation agent determines that, with respect to any underlier, a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day.

In the event the originally scheduled determination date is a non-trading day with respect to any underlier, the determination date will be the first day thereafter that is a trading day for all underliers (the “first qualified trading day”) provided that no market disruption event occurs or is continuing with respect to an underlier on that day. If a market disruption event with respect to an underlier occurs or is continuing on the originally scheduled determination date or the first qualified trading day, the determination date will be the first following trading day on which the calculation agent determines that each underlier has had at least one trading day (from and including the originally scheduled determination date or the first qualified trading day, as applicable) on which no market disruption event has occurred or is continuing and the closing level of each underlier will be determined on or prior to the postponed determination date as set forth under “— Consequences of a market disruption event or a non-trading day” below. (In such case, the determination date may differ from the date on which the level of an underlier is determined for the purpose of the calculations to be performed on the determination date.) In no event, however, will the determination date be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date, either due to the occurrence of serial non-trading days or due to the occurrence of one or more market disruption events. On such last possible determination date, if a market disruption event occurs or is continuing with respect to an underlier that has not yet had such a trading day on which no market disruption event has occurred or is continuing or if such last possible day is not a trading day with respect to such underlier, that day will nevertheless be the determination date.

Stated maturity date: August 4, 2026, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day.  The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Call observation dates: each coupon observation date commencing in July 2022 and ending in April 2026, subject to adjustment as described under “— Coupon observation dates” below

Call payment dates: the fifth business day after each call observation date, subject to adjustment as provided under — Call observation dates” above

Coupon observation dates: the 28th day of each January, April, July and October, commencing in October 2021 and ending in July 2026, unless the calculation agent determines that, with respect to any underlier, a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day.

In the event the originally scheduled coupon observation date is a non-trading day with respect to any underlier, the coupon observation date will be the first day thereafter that is a trading day for all underliers (the “first qualified coupon trading day”) provided that no market disruption event occurs or is continuing with respect to an underlier on that day. If a market disruption event with respect to an underlier occurs or is continuing on the originally scheduled coupon observation date or the first qualified coupon trading day, the coupon observation date will be the first following trading day on which the calculation agent determines that each underlier has had at least one trading day (from and including the originally scheduled coupon observation date or the first qualified coupon trading day, as applicable) on which no market disruption event has occurred or is continuing and the closing level of each underlier for that coupon observation date will be determined on or prior to the postponed coupon observation date as set forth under “— Consequences of a market disruption event or a non-trading day” below. (In such case, the coupon observation date may differ from the date on which the level of an underlier is determined for the purpose of the calculations to be performed on the coupon observation date.) In no event, however, will the coupon observation date be postponed to a date later than the originally scheduled coupon payment date (based on the originally scheduled coupon observation date) or, if the originally scheduled coupon payment date is not a business day, later than the first business day after the originally scheduled coupon payment date, either due to the occurrence of serial non-trading days or due to the occurrence of one or more market disruption events. On such last possible coupon observation date applicable to the relevant coupon payment date, if a market disruption event occurs or is continuing with respect to an underlier that has not yet had such a trading day on which no market disruption event has occurred or is continuing or if such last possible day is not a trading day with respect to such underlier, that day will nevertheless be the coupon observation date.

Coupon payment dates: the fifth business day after each coupon observation date (except that the final coupon payment date will be the stated maturity date), subject to adjustment as described under “— Coupon observation dates” above

Closing level: on any trading day, with respect to an underlier, the closing sale price or last reported sale price, regular way, for such underlier, on a per-share or other unit basis:

•	on the principal national securities exchange on which such underlier is listed for trading on that day, or
•	if such underlier is not listed on any national securities exchange on that day, on any other U.S. national market system that is the primary market for the trading of such underlier.

If an underlier is not listed or traded as described above, then the closing level for such underlier on any day will be the average, as determined by the calculation agent, of the bid prices for such underlier obtained from as many dealers in such underlier selected by the calculation agent as will make those bid prices available to the calculation agent.  The number of dealers need not exceed three and may include the calculation agent or any of its or the company’s affiliates.

The closing level of an underlier is subject to adjustment as described under “— Anti-dilution adjustments” below.

Trading day: with respect to an underlier, a day on which (a) the exchange on which such underlier has its primary listing is open for trading and (b) the price of one share of such underlier is quoted by the exchange on which such underlier has its primary listing

Successor underlier: with respect to an underlier, any substitute underlier approved by the calculation agent as a successor as provided under “— Discontinuance or modification of an underlier” below

Underlier investment advisor: with respect to an underlier, at any time, the person or entity, including any successor investment advisor, that serves as an investment advisor to such underlier as then in effect

Underlier stocks: with respect to an underlier, at any time, the stocks that comprise such underlier as then in effect, after giving effect to any additions, deletions or substitutions

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to an underlier:

•

a suspension, absence or material limitation of trading in such underlier on its primary market for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•

a suspension, absence or material limitation of trading in option or futures contracts relating to such underlier in the primary market for those contracts for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	such underlier does not trade on what was the primary market for such underlier, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
•	a decision to permanently discontinue trading in option or futures contracts relating to such underlier.

For this purpose, an “absence of trading” in the primary securities market on which shares of such underlier are traded, or on which option or futures contracts, if available, relating to such underlier are traded, will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in shares of such underlier or in option or futures contracts, if available, relating to such underlier in the primary market for such underlier or those contracts, by reason of:

•	a price change exceeding limits set by that market,
•	an imbalance of orders relating to the shares of such underlier or those contracts, or
•	a disparity in bid and ask quotes relating to the shares of such underlier or those contracts,

will constitute a suspension or material limitation of trading in shares of such underlier or those contracts in that market.

A market disruption event with respect to one underlier will not, by itself, constitute a market disruption event for any unaffected underlier.

Consequences of a market disruption event or a non-trading day: With respect to any underlier, if a market disruption event occurs or is continuing on a day that would otherwise be a coupon observation date or the determination date, or such day is not a trading day, then such coupon observation date or the determination date will be postponed as described under “— Coupon observation dates” or “— Determination date” above. If any coupon observation date or the determination date is postponed to the last possible date due to the occurrence of serial non-trading days, the level of each underlier will be the calculation agent’s assessment of such level, in its sole discretion, on such last possible postponed coupon observation date or determination date, as applicable. If any coupon observation date or the determination date is postponed due to a market disruption event with respect to any underlier, the closing level of each underlier with respect to such coupon observation date or the final underlier level with respect to the determination date, as applicable, will be calculated based on (i) for any underlier that is not affected by a market disruption event on (A) the applicable originally scheduled coupon observation date or the first qualified coupon trading day thereafter (if applicable) or (B) the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on that date, (ii) for any underlier that is affected by a market disruption event on (A) the applicable originally scheduled coupon observation date or the first qualified coupon trading day thereafter (if applicable) or (B) the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on the first following trading day on which no market disruption event exists for such underlier and (iii) the calculation agent’s assessment, in its sole discretion, of the level of any underlier on the last possible postponed coupon observation date or determination date, as applicable, with respect to such underlier as to which a market disruption event continues through the last possible postponed coupon observation date or determination date. As a result, this could result in the closing level on any coupon observation date or final underlier level on the determination date of each underlier being determined on different calendar dates. For the avoidance of doubt, once the closing level for an underlier is determined for a coupon observation date or determination date, the occurrence of a later market disruption event or non-trading day will not alter such calculation.

Discontinuance or modification of an underlier: If an underlier is delisted from the exchange on which the underlier has its primary listing and its underlier investment advisor or anyone else publishes a substitute underlier that the calculation agent determines is comparable to such underlier and approves as a successor underlier, or if the calculation agent designates a substitute underlier, then the calculation agent will determine the coupon payable, if any, on the relevant coupon payment date or the amount payable on the applicable call payment date or the stated maturity date, as applicable, by reference to such successor underlier.

If the calculation agent determines on a coupon observation date or the determination date, as applicable, that an underlier is delisted or withdrawn from the exchange on which the underlier has its primary listing and there is no successor underlier, the calculation agent will determine the coupon payable, if any, on the relevant coupon payment date or the amount payable on the applicable call payment date or the stated maturity date, as applicable, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such underlier.

If the calculation agent determines that an underlier, the underlier stocks comprising such underlier or the method of calculating such underlier is changed at any time in any respect — including any split or reverse split of the underlier, a material change in the investment objective of the underlier and any addition, deletion or substitution and any reweighting or rebalancing of such underlier or the underlier stocks and whether the change is made by the underlier investment advisor under its existing policies or following a modification of those policies, is due to the publication of a successor underlier, is due to events affecting one or more of the underlier stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in such underlier or the method of its calculation as it believes are appropriate to ensure that the levels of such underlier used to determine the coupon payable, if any, on the relevant coupon payment date or the amount payable on the applicable call payment date or the stated maturity date, as applicable, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to an underlier may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Regular record dates: the scheduled business day immediately preceding the day on which payment is to be made (as such payment date may be adjusted)

Anti-dilution adjustments:  the calculation agent will have discretion to adjust the closing level of an underlier if certain events occur (including those described above under “— Discontinuance or modification of an underlier”). In the event that any event other than a delisting or withdrawal from the relevant exchange occurs, the calculation agent shall determine whether and to what extent an adjustment should be made to the level of such underlier or any other term. The calculation agent shall have no obligation to make an adjustment for any such event.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Tax characterization: The holder, on behalf of itself and any other person having a beneficial interest in this note, hereby agrees with the company (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to characterize this note for all U.S. federal income tax purposes as an income-bearing pre-paid derivative contract in respect of the underliers.

Overdue principal rate and overdue coupon rate: the effective Federal Funds rate

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate (i) the impact that various hypothetical closing levels of the underliers on a coupon observation date could have on the coupon payable, if any, on the related coupon payment date and (ii) the impact that various hypothetical closing levels of the lesser performing underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the closing level of any underlier will be on any day throughout the life of your notes, what the closing level of any underlier will be on any coupon observation date or call observation date, as the case may be, and what the final underlier level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to a call payment date or the stated maturity date. If you sell your notes in a secondary market prior to a call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-13 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Coupon	$15 (1.5% quarterly, or the potential for up to 6% per annum)
Coupon trigger level	with respect to each underlier, 70% of its initial underlier level
Trigger buffer level	with respect to each underlier, 60% of its initial underlier level

The notes are not automatically called, unless otherwise indicated below

Neither a market disruption event nor a non-trading day occurs on any originally scheduled coupon observation date or call observation date or the originally scheduled determination date

No change in or affecting any underlier, any underlier stock, any policy of the applicable underlier investment advisor or any method by which the applicable underlying index sponsor calculates its underlying index

Notes purchased on original issue date at the face amount and held to a call payment date or the stated maturity date

For these reasons, the actual performance of the underliers over the life of your notes, the actual underlier levels on any call observation date or coupon observation date, as well as the coupon payable, if any, on each coupon payment date, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the underlier levels during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” on page PS-35. Before investing in the notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

Hypothetical Coupon Payments

The examples below show hypothetical performances of each underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of each underlier on the applicable coupon observation date was the percentage of its initial underlier level shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the SPDR® S&P® Metals & Mining ETF (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the VanEck Vectors® Gold Miners ETF (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	110%	50%	$0
Second	45%	55%	$0
Third	80%	85%	$15
Fourth	55%	50%	$0
Fifth	50%	90%	$0
Sixth	55%	85%	$0
Seventh	90%	95%	$15
Eighth	40%	45%	$0
Ninth	30%	25%	$0
Tenth	45%	35%	$0
Eleventh	25%	40%	$0
Twelfth-Twentieth	35%	30%	$0
		Total Hypothetical Coupons	$30

In Scenario 1, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date. Because the hypothetical closing level of each underlier on the third and seventh hypothetical coupon observation dates is greater than or equal to its coupon trigger level, the total of the hypothetical coupons in Scenario 1 is $30. Because the hypothetical closing level of at least one underlier on all other hypothetical coupon observation dates is less than its coupon trigger level, no further coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the SPDR® S&P® Metals & Mining ETF (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the VanEck Vectors® Gold Miners ETF (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	110%	30%	$0
Second	40%	20%	$0
Third	35%	45%	$0
Fourth	45%	50%	$0
Fifth	70%	35%	$0
Sixth	65%	40%	$0
Seventh	40%	45%	$0
Eighth	30%	25%	$0
Ninth	45%	35%	$0
Tenth	25%	40%	$0
Eleventh	35%	30%	$0
Twelfth- Twentieth	30%	45%	$0
		Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date. Because in each case the hypothetical closing level of at least one underlier on the related coupon observation date is less than its coupon trigger level, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero. Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the SPDR® S&P® Metals & Mining ETF (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the VanEck Vectors® Gold Miners ETF (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	45%	50%	$0
Second	60%	35%	$0
Third	65%	40%	$0
Fourth	120%	115%	$15
		Total Hypothetical Coupons	$15

In Scenario 3, the hypothetical closing level of each underlier is less than its coupon trigger level on the first three hypothetical coupon observation dates, but the hypothetical closing level of each underlier increases to a level that is greater than its initial underlier level on the fourth hypothetical coupon observation date. Because the hypothetical closing level of each underlier is greater than or equal to its initial underlier level on the fourth hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the hypothetical coupon of $15, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

Hypothetical Payment at Maturity

If the notes are not automatically called on any call observation date (i.e., on each call observation date the closing level of any underlier is less than its initial underlier level), the cash settlement amount we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the lesser performing underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on a call observation date, does not include the final coupon, if any, and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. If the final underlier level of the lesser performing underlier (as a percentage of the initial underlier level) is less than its coupon trigger level, you will not be paid a final coupon at maturity.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier and the assumptions noted above.

The Notes Have Not Been Automatically Called

Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	100.000%*
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
80.000%	100.000%*
70.000%	100.000%*
65.000%	100.000%
60.000%	100.000%
59.999%	59.999%
40.000%	40.000%
25.000%	25.000%
0.000%	0.000%

*Does not include the final coupon

If, for example, the notes have not been automatically called on a call observation date and the final underlier level of the lesser performing underlier were determined to be 25.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level of the lesser performing underlier were determined to be 200.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over the initial underlier level.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-15.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual closing levels of the underliers on any day, the final underlier levels of the underliers or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the underliers and the market value of your notes at any time prior to the stated maturity date. The actual coupon payment, if any, that a holder of the notes will receive on each coupon payment date, the actual amount that you will receive at maturity, if any, and the rate of return on the offered notes will depend on whether or not the notes are automatically called and the actual closing levels of the underliers on the coupon observation dates and the actual final underlier levels determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the coupon to be paid in respect of your notes, if any, and the cash amount to be paid in respect of your notes on the stated maturity date, if any, may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 2,913. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes

— Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 2,913.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the coupons (if any) and return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. Assuming your notes are not automatically called, the cash settlement amount on your notes, if any, on the stated maturity date will be based on the performance of the lesser performing of the underliers as measured from their initial underlier levels to their closing levels on the determination date. If the final underlier level of any underlier is less than its trigger buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the lesser performing underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to a call payment date or the stated maturity date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier

If your notes are not automatically called and the final underlier level of the lesser performing underlier is less than its trigger buffer level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a decrease in the final underlier level of the lesser performing underlier to its trigger buffer level will not result in a loss of principal on the notes, a decrease in the final underlier level of the lesser performing underlier to less than its trigger buffer level will result in a loss of a significant portion of the face amount of the notes despite only a small change in the level of the lesser performing underlier.

You May Not Receive a Coupon on Any Coupon Payment Date

If the closing level of any underlier on the related coupon observation date is less than its coupon trigger level, you will not receive a coupon payment on the applicable coupon payment date. If this occurs on every coupon observation date, the overall return you earn on your notes will be zero or less and such return will be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

You will only receive a coupon on a coupon payment date if the closing level of each underlier on the related coupon observation date is greater than or equal to its coupon trigger level. You should be aware that, with respect to any prior coupon observation dates that did not result in the payment of a coupon, you will not be compensated for any opportunity cost implied by inflation and other factors relating to the time value of money. Further, there is no guarantee that you will receive any coupon payment with respect to the notes at any time and you may lose your entire investment in the notes.

Your Notes Are Subject to Automatic Redemption

We will automatically call and redeem all, but not part, of your notes on a call payment date if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level. Therefore, the term for your notes may be reduced. You will not receive any additional coupon payments after the notes are automatically called and you may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

The Coupon Does Not Reflect the Actual Performance of the Underliers from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date

The coupon for each coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing levels of the underliers between the trade date and any coupon observation date or between two coupon observation dates. Accordingly, the coupons, if any, on the notes may be less than the return you could earn on another instrument linked to the underliers that pays coupons based on the performance of the underliers from the trade date to any coupon observation date or from coupon observation date to coupon observation date.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

If the notes are not automatically called, the cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underlier. As a result, you could lose all or some of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underlier. This could be the case even if the other underlier increased by an amount greater than the decrease in the lesser performing underlier.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the levels of the underliers;
•	the volatility – i.e., the frequency and magnitude of changes – in the closing levels of the underliers;
•	the dividend rates of the underlier stocks;
•

economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier or underliers;

•	interest rates and yield rates in the market;
•	the time remaining until your notes mature; and
•

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underliers based on their historical performance.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date, if any, or the amount you will be paid on a call payment date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to a call payment date or the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to a call payment date or the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underliers or Any Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the underliers and received the distributions paid on the shares of such underliers. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the underliers. See “— You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underliers or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underliers or the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underliers or the underlier stocks or any other rights of a holder of any shares of the underliers or the underlier stocks. Your notes will be paid in cash, as will any coupon payments, and you will have no right to receive delivery of any shares of the underliers or any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Additional Risks Related to the SPDR® S&P® Metals & Mining ETF

SPDR® S&P® Metals & Mining ETF is Concentrated in Metals and Mining Companies and Does Not Provide Diversified Exposure

The SPDR® S&P® Metals & Mining ETF is not diversified.  The SPDR® S&P® Metals & Mining ETF’s assets will be concentrated in metals and mining companies (including companies assigned to the aluminum, coal & consumable fuels, copper, diversified metals & mining, gold, precious metals & minerals, silver or steel sub-industries), which means the SPDR® S&P® Metals & Mining ETF is more likely to be adversely affected by any negative performance of metals and mining companies than an ETF that has more diversified holdings across a number of sectors. Metals and mining companies can be significantly affected by events relating to international political and economic developments, energy conservation, the success of exploration projects, commodity prices, exchange rates, import controls, worldwide competition, environmental policies, consumer demand, and tax and other government regulations. Investments in metals and mining companies may be speculative and may be subject to greater price volatility than investments in other types of companies. Metals and mining companies are subject to various risks, including changes in international monetary policies or economic and political conditions that can affect the supply of precious metals and consequently the value of metals and mining company investments. In addition, the United States or foreign governments may pass laws or regulations limiting metals investments for strategic or other policy reasons, and increased environmental or labor costs may depress the value of metals and mining investments. At times, worldwide production of industrial materials has exceeded demand as a result of over-building or economic downturns. Metals and mining companies can also be affected by liabilities for environmental damage and general civil liabilities, depletion of resources and mandated expenditures for safety and pollution control.

The Policies of the SPDR® S&P® Metals & Mining ETF’s Investment Advisor, SSGA Funds Management, Inc., and the Sponsor of Its Underlying Index, S&P Dow Jones Indices LLC, Could Affect the Amount Payable on Your Notes and Their Market Value

The SPDR® S&P® Metals & Mining ETF’s investment advisor, SSGA Funds Management, Inc. (the “SPDR® S&P® Metals & Mining ETF investment advisor”), may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the SPDR® S&P® Metals & Mining ETF investment advisor concerning the calculation of the net asset value of the SPDR® S&P® Metals & Mining ETF, additions, deletions or substitutions of securities in the SPDR® S&P® Metals & Mining ETF and the manner in which changes affecting its underlying index are reflected in the SPDR® S&P® Metals & Mining ETF that could affect the market price of the shares of the SPDR® S&P® Metals & Mining ETF, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the SPDR® S&P® Metals & Mining ETF investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the SPDR® S&P® Metals & Mining ETF, or if the SPDR® S&P® Metals & Mining ETF investment advisor discontinues or suspends calculation or publication of the net asset value of the SPDR® S&P® Metals & Mining ETF, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be GS&Co. — may determine the closing level of the SPDR® S&P® Metals & Mining ETF on a coupon observation date or the determination date — and thus the amount payable on a coupon payment date or the stated maturity date, if any — in a manner it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level of the SPDR® S&P® Metals & Mining ETF on a coupon observation date or the determination date, as applicable, and the amount payable on your notes more fully under “Terms and Conditions — Discontinuance or modification of an underlier” above.

In addition, S&P Dow Jones Indices LLC (the “underlying index sponsor”) owns its underlying index and is responsible for the design and maintenance of its underlying index. The policies of the underlying index sponsor concerning the calculation of its underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in its underlying index, could affect the level of its underlying index and, consequently, could affect the market price of shares of the SPDR® S&P® Metals & Mining ETF and, therefore, the amount payable on your notes and their market value.

There is No Assurance That an Active Trading Market Will Continue for the SPDR® S&P® Metals & Mining ETF or That There Will Be Liquidity in Any Such Trading Market; Further, the SPDR® S&P® Metals & Mining ETF is Subject to Management Risks, Securities Lending Risks and Custody Risks

Although the shares of the SPDR® S&P® Metals & Mining ETF are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the SPDR® S&P® Metals & Mining ETF or that there will be liquidity in the trading market.

In addition, the SPDR® S&P® Metals & Mining ETF is subject to management risk, which is the risk that the SPDR® S&P® Metals & Mining ETF investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the SPDR® S&P® Metals & Mining ETF investment advisor may select up to 20% of the SPDR® S&P® Metals & Mining ETF’s assets to be invested in shares of equity securities that are not included in its underlying index. In addition, the SPDR® S&P® Metals & Mining ETF’s investment advisor may be permitted to engage in securities lending with respect to a portion of an SPDR® S&P® Metals & Mining ETF's total assets, which could subject the SPDR® S&P® Metals & Mining ETF to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all. The SPDR® S&P® Metals & Mining ETF is also not actively managed and may be affected by a general decline in market segments relating to its underlying index.  The SPDR® S&P® Metals & Mining ETF investment advisor invests in securities included in, or representative of, its underlying index regardless of their investment merits. The SPDR® S&P® Metals & Mining ETF investment advisor does not attempt to take defensive positions in declining markets.

In addition, the SPDR® S&P® Metals & Mining ETF is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.

Further, the SPDR® S&P® Metals & Mining ETF is subject to listing standards adopted by NYSE Arca. There can be no assurance that the SPDR® S&P® Metals & Mining ETF will continue to meet the applicable listing requirements, or that the SPDR® S&P® Metals & Mining ETF will not be delisted.

The SPDR® S&P® Metals & Mining ETF and Its Underlying Index are Different and the Performance of the SPDR® S&P® Metals & Mining ETF May Not Correlate With the Performance of Its Underlying Index

The SPDR® S&P® Metals & Mining ETF uses a representative sampling strategy (more fully described under “The SPDR® S&P® Metals & Mining ETF”) to attempt to track the performance of its underlying index. The SPDR® S&P® Metals & Mining ETF may not hold all or substantially all of the equity securities included in its underlying index and may hold securities or assets not included in its underlying index. Therefore, while the performance of the SPDR® S&P® Metals & Mining ETF is generally linked to the performance of its underlying index, the performance of the SPDR® S&P® Metals & Mining ETF is also linked in part to shares of equity securities not included in its underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the SPDR® S&P® Metals & Mining ETF investment advisor.

Imperfect correlation between the SPDR® S&P® Metals & Mining ETF’s portfolio securities and those in its underlying index, rounding of prices, changes to its underlying index and regulatory requirements may cause tracking error, which is the divergence of the SPDR® S&P® Metals & Mining ETF’s performance from that of its underlying index.

In addition, the performance of the SPDR® S&P® Metals & Mining ETF will reflect additional transaction costs and fees that are not included in the calculation of its underlying index and this may increase the tracking error of the SPDR® S&P® Metals & Mining ETF. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the SPDR® S&P® Metals & Mining ETF and its underlying index. Finally, because the shares of the SPDR® S&P® Metals & Mining ETF are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the SPDR® S&P® Metals & Mining ETF may differ from the net asset value per share of the SPDR® S&P® Metals & Mining ETF.

For all of the foregoing reasons, the performance of the SPDR® S&P® Metals & Mining ETF may not correlate with the performance of its underlying index. Consequently, the return on the notes will not be the same as investing directly in the SPDR® S&P® Metals & Mining ETF or in its underlying index or in the SPDR® S&P® Metals & Mining ETF stocks or in the underlying index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of its underlying index.

Additional Risks Related to the VanEck Vectors® Gold Miners ETF

The Policies of the VanEck Vectors® Gold Miners ETF’s Investment Advisor, Van Eck Associates Corporation, and the Sponsor of its Underlying Index, ICE Data Indices, LLC, Could Affect the Amount Payable on Your Notes and Their Market Value

The VanEck Vectors® Gold Miners ETF’s investment advisor, Van Eck Associates Corporation (“Van Eck”), may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of Van Eck concerning the calculation of the net asset value of the VanEck Vectors® Gold Miners ETF, additions, deletions or substitutions of securities in the VanEck Vectors® Gold Miners ETF and the manner in which changes affecting the underlying index are reflected in the VanEck Vectors® Gold Miners ETF that could affect the market price of the shares of the VanEck Vectors® Gold Miners ETF, and therefore, the amount payable on your notes. The amount payable on your notes and their market value could also be affected if Van Eck changes these policies, for example, by changing the manner in which it calculates the net asset value of the VanEck Vectors® Gold Miners ETF, or if Van Eck discontinues or suspends calculation or publication of the net asset value of the VanEck Vectors® Gold Miners ETF, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be GS&Co. — may determine the closing level of the VanEck Vectors® Gold Miners ETF — and thus the amount payable on the notes — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level of the VanEck Vectors® Gold Miners ETF on a coupon observation date or the determination date, as applicable, and the amount payable on your notes more fully under “Terms and Conditions — Discontinuance or modification of an underlier” on page PS-5 of this pricing supplement.

In addition, ICE Data Indices, LLC, the underlier sponsor of the underlying index, owns the underlying index and is responsible for the design and maintenance of the underlying index. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market price of shares of the VanEck Vectors® Gold Miners ETF and, therefore, the amount payable on your notes and their market value.

There is No Assurance That an Active Trading Market Will Continue for the VanEck Vectors® Gold Miners ETF or That There Will Be Liquidity in Any Such Trading Market; Further, the Industrial VanEck Vectors® Gold Miners ETF Is Subject to Management Risks, Securities Lending Risks and Custody Risks

Although the VanEck Vectors® Gold Miners ETF’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the VanEck Vectors® Gold Miners ETF or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the VanEck Vectors® Gold Miners ETF investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. The VanEck Vectors® Gold Miners ETF is also not actively managed and may be affected by a general decline in market segments relating to the underlying index.  Van Eck invests in securities included in, or representative of, the underlying index regardless of their investment merits.  Van Eck does not attempt to take defensive positions in declining markets. In addition, the underlier’s investment advisor may be permitted to engage in securities lending with respect to a portion of the underlier’s total assets, which could subject the underlier to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.

In addition, the VanEck Vectors® Gold Miners ETF is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.  Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

Further, the VanEck Vectors® Gold Miners ETF is subject to listing standards adopted by NYSE Arca. There can be no assurance that the VanEck Vectors® Gold Miners ETF will continue to meet the applicable listing requirements, or that the VanEck Vectors® Gold Miners ETF will not be delisted

The VanEck Vectors® Gold Miners ETF is Concentrated in Gold and Silver Mining Companies and Does Not Provide Diversified Exposure

The VanEck Vectors® Gold Miners ETF’s stocks are not diversified and are concentrated in gold and silver mining companies, which means the VanEck Vectors® Gold Miners ETF is more likely to be more adversely affected by any negative performance of gold and silver mining companies than an underlier that includes more diversified stocks across a number of sectors. Investments related to gold and silver are considered speculative and are affected by a variety of factors. Competitive pressures may have a significant effect on the financial condition of gold and silver mining companies. Also, gold and silver mining companies are highly dependent on the price of gold and silver bullion, respectively, and may be adversely affected by a variety of worldwide economic, financial and political factors. The price of gold and silver may fluctuate substantially over short periods of time so the VanEck Vectors® Gold Miners ETF’s share price may be more volatile than other types of investments. Fluctuation in the prices of gold and silver may be due to a number of factors, including changes in inflation, changes in currency exchange rates and changes in industrial and commercial demand for metals (including fabricator demand). Additionally, increased environmental or labor costs may depress the value of metal investments.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The value of your notes is linked, in part, to VanEck Vectors® Gold Miners ETF, which holds, in part, stocks from one or more foreign securities markets, including stocks traded in the equity markets of emerging market countries. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country’s geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government’s economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom ceased to be a member of the European Union on January 31, 2020 (an event commonly referred to as “Brexit”). The effects of Brexit are uncertain, and, among other things, Brexit has contributed, and may continue to contribute, to volatility in the prices of securities of companies located in Europe (or elsewhere) and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.

Because foreign exchanges may be open on days when the VanEck Vectors® Gold Miners ETF is not traded, the value of the securities underlying the VanEck Vectors® Gold Miners ETF may change on days when shareholders will not be able to purchase or sell shares of the VanEck Vectors® Gold Miners ETF. This could result in premiums or discounts to the VanEck Vectors® Gold Miners ETF’s net asset value that may be greater than those experienced by an underlier that does not hold foreign assets.

The countries whose markets are represented by the VanEck Vectors® Gold Miners ETF include emerging market countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for Van Eck to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the VanEck Vectors® Gold Miners ETF.

Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlier with Underlier Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Investment in the Notes

Government regulatory action, including legislative acts and executive orders, could cause material changes to the composition of an underlier with underlier stocks from one or more foreign securities markets and could negatively affect your investment in the notes in a variety of ways, depending on the nature of such government regulatory action and the underlier stocks that are affected. For example, recent executive orders issued by the United States Government prohibit United States persons from purchasing or selling publicly traded securities of certain companies that are determined to operate or have operated in the defense and related materiel sector or the surveillance technology sector of the economy of the People’s Republic of China, or publicly traded securities that are derivative of, or that are designed to provide investment exposure to, those securities (including indexed notes). If the prohibitions in those executive orders (or prohibitions under other government regulatory action) become applicable to underlier stocks that are currently included in an underlier or that in the future are included in an underlier, such underlier stocks may be removed from an underlier. If government regulatory action results in the removal of underlier stocks that have (or historically have had) significant weight in an underlier, such removal could have a material and negative effect on the level of such underlier and, therefore, your investment in the notes. Similarly, if underlier stocks that are subject to those executive orders or subject to other government regulatory action are not removed from an underlier, the value of the notes could be materially and negatively affected, and transactions in, or holdings of, the notes may become prohibited under United States law. Any failure to remove such underlier stocks from an underlier could result in the loss of a significant portion or all of your investment in the notes, including if you attempt to divest the notes at a time when the value of the notes has declined.

Your Investment in the Notes Will Be Subject to Foreign Currency Exchange Rate Risk

The VanEck Vectors® Gold Miners ETF holds assets that are denominated in non-U.S. dollar currencies. The value of the assets held by the VanEck Vectors® Gold Miners ETF that are denominated in non-U.S. dollar currencies will be adjusted to reflect their U.S. dollar value by converting the price of such assets from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which an asset is denominated, the level of the VanEck Vectors® Gold Miners ETF may not increase even if the non-dollar value of the asset held by the VanEck Vectors® Gold Miners ETF increases.

Foreign currency exchange rates vary over time, and may vary considerably during the term of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

●	existing and expected rates of inflation;
●	existing and expected interest rate levels;
●	the balance of payments among countries;
●	the extent of government surpluses or deficits in the relevant foreign country and the United States; and
●	other financial, economic, military, public health and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The market price of the notes and level of the VanEck Vectors® Gold Miners ETF could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad or other de facto restrictions on the repatriation of U.S. dollars.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates.  If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been.  Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes.  In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations.  Any such changes or reforms could also adversely impact your notes.

The VanEck Vectors® Gold Miners ETF May Be Disproportionately Affected By the Performance of a Small Number of Stocks

Although the VanEck Vectors® Gold Miners ETF held 54 stocks as of June 17, 2021, approximately 26.86% of the ETF was invested in just two stocks – Newmont Corporation and Barrick Gold Corporation — and approximately 63.23% of the VanEck Vectors® Gold Miners ETF was invested in just ten stocks. As a result, a decline in the prices of one or more of these stocks, including as a result of events negatively affecting one or more of these companies, may have the effect of significantly lowering the price of the VanEck Vectors® Gold Miners ETF even if none of the other stocks held by the VanEck Vectors® Gold Miners ETF are affected by such events. Because of the weighting of the holdings of the VanEck Vectors® Gold Miners ETF, the amount you receive at maturity could be less than the payment at maturity you would have received if you had invested in a product linked to an exchange-traded fund that capped the maximum weight of any one stock to a low amount or that equally weighted all stocks held by such fund.

Risks Related to Tax

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIERS

SPDR® S&P® Metals & Mining ETF

The shares of the SPDR® S&P® Metals & Mining ETF (the “ETF”) are issued by the SPDR® Series Trust (the “trust”), a registered investment company.

•	The ETF seeks investment results that, before fees and expenses, correspond generally to the total return performance of the S&P Metals & Mining Select Industry Index (the “index”).
•	The ETF’s investment advisor is SSGA Funds Management, Inc. (“SSGA”).
•	The ETF’s shares trade on the NYSE Arca under the ticker symbol “XME”.
•	The trust’s SEC CIK Number is 0001064642.
•	The ETF’s inception date was June 19, 2006.
•	The ETF’s shares are issued or redeemed only in creation units of 50,000 shares or multiples thereof.

We obtained the following fee information from the SPDR® website, without independent verification. SSGA is entitled to receive a management fee from the ETF based on a percentage of the ETF’s average daily net assets at an annual rate of 0.35% of the average daily net assets of the ETF.  From time to time, SSGA may waive all or a portion of its fee, although it does not currently intend to do so. SSGA pays all expenses of the ETF other than the management fee, brokerage expenses, taxes, interest, fees and expenses of the independent trustees (including any trustee’s counsel fees), litigation expenses, acquired fund fees and expenses and other extraordinary expenses.  As of June 30, 2021, the gross expense ratio of the ETF was 0.35% per annum.

For additional information regarding the trust or SSGA, please consult the reports (including the Semi-Annual Report to Shareholders on Form N−CSRS for the period ended December 31, 2020) and other information the trust files with the SEC. In addition, information regarding the ETF (including the top ten holdings and weights and sector weights) may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at ssga.com/us/en/individual/etfs/funds/spdr-sp-metals-mining-etf-xme.  We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective and Strategy

The ETF seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the index. The ETF uses a representative sampling strategy to try to achieve its investment objective, which means that the ETF is not required to purchase all of the securities represented in the index. Instead, the ETF may purchase a subset of the securities in the index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the index.  Under normal market conditions, the ETF generally invests substantially all, but at least 80%, of its total assets in the securities comprising the index.  The ETF will provide shareholders with at least 60 days’ notice prior to any change in this 80% investment policy.  In addition, the ETF may invest in equity securities not included in the index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA). Futures contracts (a type of derivative instrument) may be used by the ETF in seeking performance that corresponds to the index and in managing cash flows. Also, the ETF may lend securities representing up to 40% of the value of the ETF's net assets.

In certain situations or market conditions, the ETF may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the ETF’s investment objective and is in the best interest of the ETF.  For example, the ETF may make larger than normal investments in derivatives to maintain exposure to the index if it is unable to invest directly in a component security.

The board may change the ETF’s investment strategy, index and other policies without shareholder approval.  The board may also change the ETF’s investment objective without shareholder approval.

Notwithstanding the ETF’s investment objective, the return on your securities will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Correlation

Although SSGA seeks to track the performance of the index (i.e., achieve a high degree of correlation with the index), the ETF’s return may not match the return of the index. The ETF incurs a number of operating expenses not applicable to the index, and incurs costs in buying and selling securities. In addition, the ETF may not be fully invested at times, generally as a result of cash flows into or out of the ETF or reserves of cash held by the ETF to meet redemptions. SSGA may attempt to track the index return by investing in fewer than all of the securities in the index, or in some securities not included in the index, potentially increasing the risk of divergence between the ETF’s return and that of the index.

Industry Concentration Policy

The ETF’s assets will generally be concentrated in an industry or group of industries to the extent that the index concentrates in a particular industry or group of industries. By focusing its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the ETF than if it had not focused its assets in that industry, market or economic sector, which may increase the volatility of the ETF.

Share Prices and the Secondary Market

The trading prices of shares of the ETF will fluctuate continuously throughout trading hours based on market supply and demand rather than the ETF’s net asset value, which is calculated at the end of each business day. The trading prices of the ETF’s shares may differ (and may deviate significantly during periods of market volatility) from the ETF’s daily net asset value. In addition, the issuance or redemption of ETF shares to or from certain institutional investors, which are done only in large blocks of at least 50,000, may cause temporary dislocations in the market price of the shares.

The Index

The S&P Metals & Mining Select Industry Index (Bloomberg symbol, “SPSIMMTR Index”) is managed by S&P Dow Jones Indices LLC (“S&P”) and is a modified equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that both (i) are classified under the Global Industry Classification Standard (“GICS®”) in the aluminum, coal & consumable fuels, copper, diversified metals & mining, gold, precious metals & minerals, silver or steel sub-industry and (ii) satisfy certain liquidity and market capitalization requirements. The S&P Total Market Index tracks all eligible U.S. common stocks listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX (formerly Bats BZX), Cboe BYX (formerly Bats BYX), Cboe EDGA (formerly Bats EDGA) or Cboe EDGX (formerly Bats EDGX). The index is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock or company has the same weight in the index. As such, the index must be rebalanced from time to time to re-establish the proper weighting.

The ETF tracks the performance of the total return version of the index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding that the ETF tracks the performance of the total return version of the index, the return on your securities will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Eligibility for Inclusion in the Index

Selection for the index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To qualify for membership in the index, at each quarterly rebalancing a stock must satisfy the following criteria: (i) be a member of the S&P Total Market Index; (ii) be assigned to the aluminum, coal & consumable fuels, copper, diversified metals & mining, gold, precious metals & minerals, silver or steel sub-industry; and  (iii) meet one of the following float-adjusted market capitalization (FAMC) and float-adjusted liquidity ratio (FALR) requirements: (a) be a current constituent of the index and have a FAMC greater than or equal to $300 million and have a FALR greater than or equal to 50%; (b) have an FAMC greater than or equal to $500 million and a FALR greater than or equal to 90%; or (c) have an FAMC greater than or equal to $400 million and a FALR greater than or equal to 150%. The FALR is defined as the dollar value traded over the previous 12 months divided by the FAMC as of the index’s rebalancing reference date.

All stocks in the related GICS® sub-industries satisfying the above requirements are included in the index and, the total number of stocks in the index should be at least 35. If there are fewer than 35 stocks in the index, the market capitalization requirements may be relaxed to reach at least 22 stocks.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Calculation of the Total Return of the Index

The ETF tracks the performance of the “total return” version of the index. The total return calculation begins with the price return of the index. The price return index is calculated as the index market value divided by the divisor. In an equal-weighted index like the index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments (i.e. modifications) are also made to ensure that no stock in the index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $1 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the index committee, as defined below.

The maximum basket liquidity weight for each stock in the index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $1 billion. Each stock’s weight in the index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the index contains exactly 22 stocks as of the rebalancing effective date, the index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest FAMC). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the index, it may be retained in the index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on December 17, 1999. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the index comparable over time and is one manipulation point for adjustments to the index, which we refer to as maintenance of the index.

Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the index is calculated by multiplying the per share dividend by the number of shares included in the index. Dividends are reinvested in the index after the close on the ex-date for such dividend. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.

Maintenance of the Index

The composition of the index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is after the closing of the last trading day of the previous month. Closing prices as of the second Friday of the rebalancing month are used for setting index weights. Existing stocks in the index are removed at the quarterly rebalancing if either their FAMC falls below $300 million or their FALR falls below 50%. A stock will also be deleted from the index if the S&P Total Market Index deletes that stock. Stocks are added between rebalancings only if a company deletion causes the number of stocks in the index to fall below 22. The newly added stock will be added to the index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above.

In the case of GICS® changes, where a stock does not belong to a qualifying sub-industry after the classification change, it is removed from the index on the next rebalancing date. In the case of a spin-off, the spin-off company will be added to the index at a zero price after the close of trading on the day before the ex-date. In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the index until the next index rebalancing. In the case of a merger involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements.

Adjustments are made to the index in the event of certain corporate actions relating to the stocks included in the index, such as spin-offs, rights offerings, stock splits and special dividends, as specified below.

The table below summarizes the types of index maintenance adjustments:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Spin-Off

In general and subject to certain exceptions, both the parent stock and spin-off stocks will remain in the index until the next index rebalancing, regardless of whether they conform to the theme of the index.

No
Rights Offering

Price is adjusted to equal (i) price of parent company minus (ii) price of rights subscription divided by the rights ratio. Index shares change so that the company’s weight remains the same as its weight before the rights offering.

No
Stock split (e.g., 2-for-1), stock dividend or reverse stock split	Index shares multiplied by split factor (i.e., 2); stock price divided by split factor (i.e., 2)	No
Share issuance or share repurchase	None	No
Special dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Index Committee

The Americas Thematic and Strategy Index Committee (the “index committee”) maintains the index and consists of full-time professional members of S&P staff. At regular meetings, the index committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for additions to the index and any significant market events.  The index committee may also revise index policy, such as the rules for selecting constituents, the treatment of dividends, share counts or other matters.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:

Market Disruption Prior to Open of Trading:

(i) If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii) If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)

If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC. The offered securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates, and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in the offered securities.

VanEck Vectors® Gold Miners ETF

The shares of the VanEck Vectors® Gold Miners ETF (the “ETF”) are issued by VanEck Vectors® ETF Trust (the “trust”), a registered investment company. The trust was incorporated in Delaware as a statutory trust on March 15, 2001.  The trust operates as a series fund and, as of June 30, 2018, offers 57 investment portfolios, each of which represents a separate series of the trust.

•	The ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE® Arca Gold Miners Index® (the “index”).
•

Van Eck Associates Corporation (“Van Eck”) acts as investment adviser to the ETF, and, subject to the supervision of the Board of Trustees, is responsible for the day-to-day investment management of the ETF.

•

The Board of Trustees of the trust has responsibility for the general oversight of the management of the ETF, including general supervision of Van Eck and other service providers, but is not involved in the day-to-day management of the trust.

•	The ETF shares trade on the NYSE Arca under the ticker symbol “GDX”.
•	The trust’s SEC CIK Number is 0001137360.
•	The inception date for purposes of the ETF shares was May 16, 2006.
•	The ETF shares are issued or redeemed only in creation units of 50,000 shares.

We obtained the following fee information from the trust’s publicly available information without independent verification. Van Eck is entitled to receive a monthly management fee from the ETF based on a percentage of the ETF’s average daily net assets at an annual rate of 0.50%. As of June 30, 2021, the ETF’s net expense ratio was 0.51% per annum. Until at least May 1, 2022, Van Eck has agreed to waive fees and/or pay ETF expenses to the extent necessary to prevent the operating expenses of the ETF (excluding acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses) from exceeding 0.53% of its average daily net assets per year.

For additional information regarding the ETF, please consult the reports (including the Annual Report to Shareholders on Form N-CSR for the fiscal year ended December 31, 2020) and other information the trust files with the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at sec.gov. Additional information regarding the trust (including the top ten holdings and weights, sector weights and country weights) may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the VanEck Vectors® Gold Miners ETF website at vaneck.com/etf/equity/gdx/overview/. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective and Strategy

The ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the index. The ETF, using a “passive” or indexing investment approach, attempts to approximate the investment performance of the index by investing in a portfolio of securities that generally replicates the index. The ETF normally invests at least 80% of its total assets in securities that comprise the index. The ETF’s 80% investment policy is non-fundamental, which means that the ETF’s investment policy may be changed without shareholder approval upon 60 days’ prior written notice to shareholders. In addition, the ETF may invest in securities not included in the index, money market instruments, including repurchase agreements or other funds which invest exclusively in money market instruments, convertible securities, structured notes (notes on which the amount of principal repayment and interest payments are based on the movement of one or more specified factors, such as the movement of a particular stock or stock index) and/or certain derivatives, which Van Eck believes will help the ETF track the index. The ETF may invest in master limited partnerships (“MLPs”) to the extent they are included in the index. MLPs are limited partnerships that are operated under the supervision of one or more managing general partners. The ownership interests/common units of an MLP are listed and publicly traded on securities exchanges or in the over-the-counter market. Depositary receipts not included in the index may be used by the ETF in seeking performance that corresponds to the index and in managing cash flows, and may count towards compliance with the ETF’s 80% policy. The ETF may also invest, to the extent permitted by the Investment Company Act of 1940, in other affiliated and unaffiliated funds, such as open-end and closed-end management investment companies, including other ETFs. The ETF does not invest in money market instruments as part of a temporary defensive strategy to protect against potential stock market declines.

Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Correlation

Although Van Eck intends to track the performance of the index as closely as possible, the ETF’s return may not match or achieve a high degree of correlation with the return of the index due to expenses and transaction costs incurred in adjusting the portfolio. When the index is rebalanced and the ETF in turn rebalances its portfolio to attempt to increase the correlation between the ETF’s portfolio and the index, any transaction costs and market exposure arising from such portfolio rebalancing may be borne directly by the ETF and its shareholders. In addition, it is possible that the ETF may not always fully replicate the performance of the index as a result of not investing in certain securities included in the index, or not investing in them in the exact proportions in which they are represented in the index due to unavailability of certain index securities in the secondary market or due to other extraordinary circumstances (e.g., if trading in a security has been halted). The ETF’s performance may also deviate from the return of the index due to legal restrictions or limitations imposed by the governments of certain countries, certain listing standards of the ETF’s listing exchange, a lack of liquidity on stock exchanges in which such securities trade, potential adverse tax consequences or other regulatory reasons (such as diversification requirements). The ETF may value certain of its investments and/or other assets based on fair value prices. To the extent the ETF calculates its net asset value based on fair value prices and the value of the index is based on securities’ closing prices on local foreign markets (i.e., the value of the index is not based on fair value prices), the ETF’s ability to track the index may be adversely affected. In addition, any issues the ETF encounters with regard to currency convertibility (including the cost of borrowing funds, if any) and repatriation may also increase the index tracking risk. For tax efficiency purposes, the ETF may sell certain securities, and such sale may cause the ETF to realize a loss and deviate from the performance of the index. In light of the factors discussed above, the ETF’s return may deviate significantly from the return of the index. Changes to the composition of the index in connection with a rebalancing or reconstitution of the index may cause the ETF to experience increased volatility, during which time the ETF’s index tracking risk may be heightened.

Industry Concentration Policy

The ETF will concentrate its investments in a particular sector or sectors or industry or group of industries to the extent that the index concentrates in a particular sector or sectors or industry or group of industries.

NYSE® Arca Gold Miners Index®

The NYSE Arca Gold Miners Index® (“index”) is a rules-based index designed to measure the performance of highly capitalized companies in the gold mining industry. The index is a modified market capitalization index but is not adjusted for free float, i.e., issued and outstanding shares of a company not closely held by company management or insiders (generally speaking, ownership positions that are greater than 10% of outstanding shares are considered to be closely held, meaning these shares are considered to be a long-term investment and are not expected to trade often enough to be considered part of the pool of shares readily available to investors). The index is calculated in U.S. dollars on a net total return basis. ICE Data Indices, LLC (“IDI”) is the index sponsor and the index administrator. The index was launched on September 23, 2013 and has a base date of September 20, 2013 and a base level of 779.30. Additional information about the index is available on the following website: theice.com/market-data/indices/equity-indices/ucits. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Index Universe and Selection Principle

Index Universe

Development and maintenance of the component universe for the index is undertaken by IDI. The universe is composed of all listed equity securities that are determined by the IDI to be representative of the gold mining industry. This determination is completed using publically available information on individual security issuers as well as the industry. Also instrumental in this determination is IDI employees’ expertise concerning index design and development and their knowledge surrounding index use and stakeholder feedback. IDI may change the composition of the universe at any time to reflect the conditions of the gold mining industry and to ensure that the pool of component securities continues to represent the gold mining industry, in accordance with the index requirements.

The index include common stocks, ADRs, or GDRs of selected companies involved in the mining for gold and silver ore and are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors. This specifically includes those companies classified as being cross-listed, as an example those miners with both U.S. (NYSE, NYSE American, Nasdaq) and Canadian (TSX) listings. The criteria of being “electronically quoted” can be assumed to be met if the real-time market quotations and trades for securities listed on a particular exchange are available via the data feeds of the major market data vendors.

The index administrator has chosen not to specify the exact exchanges whose securities are eligible for inclusion in the index, but generally the exchanges in most developed markets and major emerging markets are regarded as appropriate. The index administrator uses its discretion to avoid those exchanges and markets that are considered “frontier” in nature or alternatively, have major restrictions to foreign ownership or investability.

The universe specifically includes those companies that derive at least 50% of their revenues from gold mining and related activities. There will be a 10% buffer built in so that companies already existing in the index will only be removed from the universe and index in the next review if their gold mining revenues fall below the 40% level.

In addition, both streaming companies and royalty companies are eligible for inclusion in the index. At the discretion of the index administrator, companies that have not yet commenced production are also eligible for inclusion in the index, provided they do have tangible revenues that are related to either the mining of gold or silver ore. In addition, there are no restrictions imposed on the universe in how much a particular company has hedged in gold or silver production via futures, options, or forward contracts.

It should be noted that the index will maintain an exposure to companies with a significant revenue exposure to silver mining in addition to gold mining. This can be defined as those companies (“silver-tilted” companies) that either:

1.Have a revenue exposure to silver mining that is greater than 50% or,

2.Have a greater revenue exposure to silver mining than gold mining and have a combined gold/silver mining revenue exposure of greater than 50%

The index administrator will ensure, solely through the company selections in the index rebalances, that the percentage of the index weight that will consist of these “silver-tilted” companies will not exceed 20%.

Selection of Constituents

The index constituents are selected among the companies included in the universe that meet all of the following criteria. A buffer will be enforced for companies already in the index, as outlined below:

1.Market capitalization is greater than $750 million (not adjusted for free float)

a.	For companies already in the index, the market capitalization requirement will be $450 million

2.Average daily volume of at least 50,000 shares over the past three months

a.	For companies already in the index, the average daily volume requirement will be at least 30,000 shares over the past three months

3.Average daily value traded of at least $1 million over the past three months

a.	For companies already in the index, the average daily value traded requirement will be at least $600,000 over the past three months

For reasons of practicality, the index administrator has the discretion to not include all companies that meet the minimum levels for inclusion. These include, but are not limited to, pending corporate actions, litigation or geo-political events that may affect a given stock. In addition, the index administrator has the discretion to include companies that do not meet the minimum levels for inclusion, if it determines that by doing so it maintains the quality and/or character of the index.

Removal of Constituents

Components will be removed from the index during the quarterly review if they either fail on Criteria 1 below, or, alternatively fail on both Criteria 2 and 3 below:

1.The market capitalization is lower than $450 million

2.The average daily volume for the past three months is lower than 30,000 shares

3.the average daily value traded for the past three months is lower than $600,000

Selected Line

Only one listing is permitted per company and the listing representing the company’s ordinary shares is generally used. If an ADR, GDR, or U.S. cross-listing is available for a given stock and it satisfies the minimum liquidity requirements, that ADR, GDR, or U.S. cross-listing will be used instead of the locally listed ordinary share. This logic will be followed even in the cases where the stock’s local listing has a greater liquidity than the ADR, GDR, or U.S. cross-listing.

If multiple share classes are available for a particular listing line, the shares outstanding for each class will be added up and attributed to the most liquid class. There is no rules-based consideration of the amount of free float shares available for each company. Instead, the index administrator evaluates, on a discretionary basis, the amount of free float shares available to the public while performing its review of the universe. If the index administrator concludes that the amount of free float shares of a company is too low, it could decide to exclude such company from the universe.

Periodical Update of Weighting

Determining Constituent Weightings at Quarterly Index Rebalances

The index is weighted based on the market capitalization of each of the component stocks, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the index as described above. The information utilized in this modification process will be taken from the close of trading on the second Friday of the rebalance month:

1.The weight of any single component stock may not account for more than 20% of the total value of the index;

2.The component stocks are split into two subgroups – (1) large and (2) small, ranked by their unadjusted market capitalization weight in the index. Large stocks are defined as having a starting index weight greater than or equal to 5%. Small stocks are defined as having a starting index weight below 5%;

3.The final aggregate weight of those component stocks which individually represent more than 4.5% of the total value of the index may not account for more than 45% of the total index value.

Adjustment Process

1.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the index, then all stocks with weights greater than 20% of the index are reduced to represent 20% of the value of the index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

If there is no component stock over 20% of the total value of the index to start, then Diversification Rule 1 is not executed.

2.

Diversification Rule 2: The components are sorted into two groups – (1) large components, with a starting index weight of 5% or greater, and (2) small components, with a weight of under 5% (after any adjustments for Diversification Rule 1).

If there are no components that classify as large components after Diversification Rule 1 is run, then Diversification Rule 2 is not executed. Alternatively, if the starting aggregate weight of the large components after Diversification Rule 1 is run is not greater than 45% of the starting index weight, then Diversification Rule 2 is not executed.

If Diversification Rule 2 is indeed executed, then the (1) large group and (2) small group will represent 45% and 55%, respectively, of the final index weight. This will be adjusted through the following process:

a.

The weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 45% of the index. If any large component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately.

b.

The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Calculation of the Index

The ETF tracks the net total return version of the NYSE Arca Gold Miners Index® (current Bloomberg symbol : “GDMNTR”). A net total return index measures the period to period change in the value of its components due to changes in the valuation (price in U.S. dollars) of those components plus (by means of an adjustment to the divisor) any income produced by those components net of dividend withholding taxes. As the index level is expressed in U.S. dollars, the index converts non-U.S. currencies into U.S. dollars using currency exchange rates.

The current index level is calculated by dividing the current modified index market capitalization by the index divisor. The divisor was determined off of the initial capitalization base of the index and the base level. The divisor is updated as a result of dividends going ex-dividend on the calculation date and as a result of corporate actions and composition changes.

Notwithstanding that the ETF tracks the performance of the net total return version of the index, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

The closing level is the last level disseminated on the trading day and uses the official close prices from the primary listing market for each constituent. For constituents that have non-traded, halted or suspended status, or have not opened for the current day, the previous day’s reference prices (primary exchange official closes) or estimated prices (for IPOs, buyouts and swap offers) are used instead. The currency rate that will be utilized in the calculation of the closing level is the current day’s London 4:00 PM WM/Reuters Spot FX rate, or if not available, the prior day’s relevant London 4:00 PM WM/Reuters Spot FX rate. In the case of exceptional market conditions, the index administrator reserves the right to utilize other prices in the calculation of the official closing level.

The Consolidated Tape (CTS/UDTF) is the primary market data source for U.S. equity real-time and closing prices. Thomson Reuters and the ICE Data Services Consolidated Feed are the primary market data sources utilized for retrieving real-time and closing prices for international (ex-U.S.) equities and real-time spot currencies, all for use in index calculations. Closing spot currencies utilized for constituent conversion or index level conversion are sourced from WM/Reuters Spot FX fixings, specifically the 4 PM London fixing. The index utilizes tax withholding rates commonly released by various global accounting firms. The location/perspective for all tax withholding rates is that of Luxembourg. Additional sources of data less commonly used include market data vendors, company announcements, exchange announcements and other official sources.

The index administrator retains the right to delay the publication of the opening level of the index. Furthermore, the index administrator retains the right to suspend the publication of the level of the index if it believes that circumstances prevent the proper calculation of the index.

If index constituent prices are cancelled, the index will not be recalculated unless the index administrator decides otherwise.

Reasonable efforts are made to ensure the correctness and validity of data used in real-time index calculations. If incorrect price or corporate action data affects index daily closing values, they are corrected retroactively as soon as possible and all revisions are communicated out to the public and market data vendors.

Changes to the Index

Inclusion of New Constituents

The inclusion of new companies in the index will typically only occur during the quarterly reconstitutions or rebalances, although there could be exceptions based on a specific corporate action affecting a current constituent. The inclusion of the new company at the quarterly rebalances/reconstitutions will be announced at least six trading days before the effective date of the actual inclusion. For example, for the rebalance effective for March 19, 2018, the announcement occurred after the close on March 9, 2018.

Removal of Constituent

Components would be removed from the index as a result of periodic corporate actions as well as the result of the quarterly rebalances/reconstitutions. All removals in the quarterly rebalances/reconstitutions will be announced at least six trading days before the effective date of the removal. It should be noted that in the case of mergers and acquisitions, every effort will be made to remove the company at some reasonable time ahead of the suspension in trading in the acquired company. There will be certain situations and corporate actions that would require the removal of a company that has already ceased trading. In those cases, the company will be removed from the index at its last traded price, or, at the discretion of the index administrator, at a derived price that most accurately represents its post-suspension value. There will be certain situations and corporate actions that would require a removal of a company with less than six trading days of notice. In those cases, the removal would be announced no later than 15:00 ET on the trading day preceding the effective date of the removal.

Corporate Actions

In case of an event that could affect one or more constituents, the index administrator will inform the market about the intended treatment of the event in the index shortly after the firm details have become available and have been confirmed. When possible, the corporate action will be announced, even if not all information is known, at least one trading day before the effective date of the action. Once the corporate action has been effectuated, the index administrator will confirm the changes in a separate announcement.

The following chart summarizes how the index sponsor will treat various corporate actions.

Corporate Action	Any changes?
Stock split	Price change	Shares change
Stock dividend	Price change	Shares change
Special cash	Price change	N/A
Regular dividends	Price Change	N/A
Equity offering	N/A
New listing	N/A
Delisting	Deletion	N/A
Spin off	Price change	N/A
Rights offering	Price change	Shares change

Rule Changes

Going forward, barring exceptional circumstances, the index administrator shall announce proposed rules changes to stakeholders prior to them being implemented. Stakeholders shall also be notified of when the changes shall take effect.

Index Reviews

IDI shall undertake regular reviews of the index, the methodology and the market which it represents to ensure it continues to meet the index objective, in accordance with IDI’s policies and procedures. Should changes to the index be required or proposed, this will be communicated to stakeholders in accordance with IDI’s policies and procedures.

Quarterly Reconstitution/Rebalance: Publication of Results

The new composition of the index, including the companies to be a part of the index and their corresponding new index shares, will be announced at least six trading days before the effective date.

Governance

Index Sponsor and Administrator

IDI is responsible for the day-to-day management of the index, including retaining primary responsibility for all aspects of the index determination process, including implementing appropriate governance and oversight, as required under the International Organization of Securities Commission’s Principles for Financial Benchmarks (the IOSCO Principles). The governance committee is responsible for helping to ensure IDI’s overall compliance with the IOSCO Principles, by performing the oversight function which includes overseeing the index development, design, issuance and operation of the index, as well as reviewing the control framework. IDI is also responsible for decisions regarding the interpretation of these rules and the governance committee is responsible for reviewing all rule book modifications and index constituent changes with respect to the index to ensure that they are made objectively, without bias, and in accordance with applicable law and regulation and IDI’s policies and procedures. Consequently, all IDI’s and the governance committee discussions and decisions are confidential until released to the public.

Cases Not Covered In Rules

In cases which are not expressly covered in the index methodology, operational adjustments will take place along the lines of the aim of the index. Operational adjustments may also take place if, in the opinion of the index administrator, it is desirable to do so to maintain a fair and orderly market in derivatives on this index and/or this is in the best interests of the investors in products based on the index and/or the proper functioning of the markets.

Any such modifications described under this section or exercise of expert judgment will also be governed by any applicable policies, procedures and guidelines in place by IDI at such time.

Rule Book Changes

The governance committee reviews all rule book modifications and index changes to ensure that they are made objectively, without bias and in accordance with applicable law and regulation and IDI’s policies and procedures. These rules may be supplemented, amended in whole or in part, revised or withdrawn at any time in accordance with applicable law and regulation and IDI applicable policies and procedures. Supplements, amendments, revisions and withdrawals may also lead to changes in the way the index is compiled or calculated or affect the index in another way.

Limitation of the Index

The index may be subject to potential limitations, such as a decline in the pool of available eligible securities due to advancements in technology, shifts in demographic spending or the economy, changes in regulation or accounting rules, consolidation in certain sectors or industries, or other factors. Other limitations may include the ability of the index to operate in illiquid or fragmented markets.

By design, the index is focused on the gold mining industry, and to a lesser extent, the silver mining industry. As the underlying markets transform due to consolidation and technology transformation, the companies included in the index will adjust and change accordingly.

IDI seeks to manage and mitigate these limitations through the index design, review and oversight process.

Historical Closing Levels of the Underliers

The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underliers have recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of any underlier during the period shown below is not an indication that such underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of any underlier will result in you receiving any coupon payments or receiving the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underliers. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underliers. The actual performance of an underlier over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.

The graphs below show the daily historical closing levels of each underlier from January 1, 2016 through July 28, 2021. As a result, the following graphs do not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities, as a result, the level of most equity ETFs. We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification.

Historical Performance of the SPDR® S&P® Metals & Mining ETF

Historical Performance of the VanEck Vectors® Gold Miners ETF

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a life insurance company;
●	a regulated investment company;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	a tax exempt organization;
●	a partnership;
●	a person that owns a note as a hedge or that is hedged against interest rate risks;
●	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as income-bearing pre-paid derivative contracts in respect of the underliers. Except as otherwise stated below, the discussion below assumes that the notes will be so treated.

Coupon payments that you receive should be included in ordinary income at the time you receive the payment or when the payment accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange, redemption or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or maturity (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes. Such capital gain or loss should generally be short-term capital gain or loss if you hold the notes for one year or less, and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could possibly apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange, redemption or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

It is possible that the Internal Revenue Service could assert that your notes should generally be characterized as described above, except that (1) the gain you recognize upon the sale, exchange, redemption or maturity of your notes should be treated as ordinary income or (2) you should not include the coupon payments in income as you receive them but instead you should reduce your basis in your notes by the amount of coupon payments that you receive. It is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.

It is also possible that the Internal Revenue Service could seek to characterize your notes as notional principal contracts. It is also possible that the coupon payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes, but instead would be treated in some other manner.

You should consult your tax advisor as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue

Code might be applied to such instruments. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Non-United States Holders

This section applies to you only if you are a Non-United States holder. You are a Non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupon payments on the notes is uncertain, in the absence of further guidance, we intend to withhold on the coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W-8BEN-E, or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a Non-United States holder and your entitlement to the lower treaty rate. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the coupon payments were characterized as contract fees). Withholding also may not apply to coupon payments made to you if: (i) the coupon payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the coupon payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate Non-United States holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.

You will also be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective Non-United States holders of the notes should consult their tax advisors in this regard.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any coupon payments and any amounts you receive upon the sale, exchange, redemption or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the underliers during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to any coupon payment or the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2023 , but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for Non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

Supplemental plan of distribution; conflicts of interest

See “Supplemental Plan of Distribution” on page S-49 of the accompanying general terms supplement no. 2,913 and “Plan of Distribution — Conflicts of Interest” on page 129 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 3.5% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We have been advised that GS&Co. will also pay a fee in connection with the distribution of the notes to SIMON Markets LLC, a broker-dealer affiliated with GS Finance Corp.

We will deliver the notes against payment therefor in New York, New York on July 30, 2021.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 23, 2021, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on February 23, 2021.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$339,000

GS Finance Corp.

Autocallable Contingent Coupon ETF-Linked Notes due 2026

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC